Exhibit 99.1

iKang Announces Receipt of Competing Non-Binding “Going Private” Proposal

BEIJING, June 06, 2016 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), China’s largest private preventive healthcare services provider, today announced that its board of directors (the “Board”) received a preliminary non-binding proposal letter, dated June 6, 2016, from Yunfeng Capital, proposing a going-private transaction in which Yunfeng Capital would acquire all of the outstanding Class A common shares (“Class A Shares”), Class C common shares (“Class C Shares,” and together with Class A Shares, the “Shares”) and American depositary shares (“ADSs,” each representing ½ of a Class A Share) of the Company in an all-cash transaction for US$20.00 to US$25.00 per ADS or US$40.00 to US$50.00 per Share (the “Yunfeng Capital Proposal”).

A copy of the Yunfeng Capital proposal letter is attached as Annex A to this press release.

The Company has previously disclosed that it received a preliminary non-binding going private proposal letter dated August 31, 2015 from Mr. Ligang Zhang, founder, chairman and chief executive officer of iKang, and certain of his affiliated entities, and FV Investment Holdings (together with certain other investors, the “Founder Buyer Group”) and a preliminary non-binding going private proposal letter dated November 27, 2015, from Meinian Onehealth Healthcare Group Co. (formerly known as Jiangsu Sanyou Group Co., Ltd.) (“Meinian”), Cathay Capital Private Equity SAS (“Cathay”), Shenzhen Ping An Decheng Investment Co., Ltd. (“Ping An”), Taiping Guofa (Suzhou) Capital Management Co., Ltd. (“Taiping”), Sequoia China Investment Management LLP (“Sequoia”) and Huatai Ruilian Fund Management Co., Ltd. (“Huatai Ruilian,” and together with Meinian, Cathay, Ping An, Taiping, Sequoia and certain other investors, the “Meinian Buyer Group”).

The Company’s special committee of independent directors will carefully consider and evaluate, with the assistance of the special committee’s independent financial and legal advisors, the Yunfeng Capital Proposal in addition to the going private proposal by the Founder Buyer Group (the “Founder Buyer Group Proposal”), the going private proposal by the Meinian Buyer Group (the “Meinian Buyer Group Proposal”) and the Company’s strategic alternatives.

The Board cautions the Company’s shareholders and others considering trading in its securities that no decisions have been made with respect to the Company’s response to the Yunfeng Capital Proposal, the Founder Buyer Group Proposal or the Meinian Buyer Group Proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that the Yunfeng Capital Proposal, the Founder Buyer Group Proposal, the Meinian Buyer Group Proposal or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to these or any other transactions, except as required under applicable law.

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 13.6% of market share in terms of revenue in calendar year 2014.

Through iKang’s integrated service platform and established nationwide network of medical centers and third-party service provider facilities, the Company provides comprehensive and high quality preventive healthcare solutions, including a wide range of medical examinations services and value-added services including disease screening and other services. iKang’s customers are primarily corporate customers who contract the Company to provide medical examination services to their employees and clients, and pay for these services at pre-negotiated prices. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2015, the Company served a total of 3.6 million customer visits under both corporate and individual programs.

As of June 6, 2016, iKang’s nationwide network consisted of 89(1) self-owned medical centers covering 27 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang, Shenyang, Xi’an, Wuhu, Guiyang, Ningbo and Foshan as well as Hong Kong. The Company has also supplemented its self-owned medical center network by contracting with approximately 400 third-party service provider facilities in over 150 cities, which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not have self-owned medical centers.

(1) Among the 89 self-owned medical centers, two medical centers are currently operated primarily by the minority shareholders of these medical centers or their parent company.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: whether any definitive offer will be made, or if made, whether it will be approved and consummated; iKang’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Annex A

June 6, 2016	PRIVATE & CONFIDENTIAL

Attention:

Members of the Board of Directors iKang Healthcare Group, Inc. B-6F, Shimao Tower

92A Jianguo Road

Chaoyang District, Beijing 100022 People’s Republic of China

Copy:

Mr. Ligang Zhang

Founder, Chairman of the Board of Directors, and Chief Executive Officer Advisors to the Special Committee

Re: Yunfeng’s proposal to acquire 100% of the outstanding shares of iKang (the “Proposal”)

Dear Members of the Board of Directors,

Yunfeng Capital (together with its affiliates and related parties, “Yunfeng”) would like to express our strong interest in acquiring 100% of the outstanding shares of iKang Healthcare Group, Inc. (the “Company”), a publicly traded company listed on the NASDAQ Stock Exchange (the “Transaction”).

We are aware of the fact that Chairman Zhang have formed a consortium (“Founder Buyer Group”) and submitted a non-binding proposal to the Board of Directors on August 31, 2015 with an offer price of US$17.80 in cash per American depositary share of the Company (“ADS”). We are also aware of the non-binding competing proposal from a consortium whose members include Meinian Onehealth Healthcare (Group) Co., Ltd. (“Meinian”, collectively “Meinian Buyer Group”) offering US$25.00 in cash per ADS.

We believe our Proposal provides a more attractive opportunity to the Company’s key stakeholders:

•                  Shareholders — Our Proposal provides existing shareholders with an opportunity to realize their investments at an attractive offer price with a higher degree of certainty.

•                  Management and employees — We view existing management team and employees as having been critical to its success, therefore we intend to retain key members to the extent possible. We believe that iKang management and employees will benefit from being a part of Yunfeng portfolio eco-system and corporate network.

•                  Customers — We believe customers will benefit from our efforts to bring in new technologies and optimize operating efficiency should we close the Transaction.

•                  Industry — Post Transaction, we intend to carry out constructive dialogues with other participants to promote overall industry standards, including the application of big data analyses and advanced healthcare examination technologies, for the enhancement and advancement of service quality and customer satisfaction.

As our Offer is to acquire 100% of the Company’s outstanding shares, if Chairman Zhang chooses to exit from the Company, we are prepared to consider such a scenario. We are very confident in securing the necessary management and operational resources to advance his legacy and continue the progression of the Company. For the avoidance of doubt, we have the highest regard and respect for Chairman Zhang’s industry expertise and experience, his significant contributions to not only the Company but also the healthcare services industry in Greater China. We would welcome any opportunity to work with Chairman Zhang in his future endeavours as appropriate.

The principal terms of our Proposal are as follows:

1)        Offer Price — Yunfeng is prepared to offer US$20.00 to 25.00 per ADS to all shareholders of the Company, which is based on 18.5x to 22.5x of an estimated annual EBITDA of US$85 million upon closing of the Transaction. The Offer Price represents a 24.5% to 55.6% premium to the undisturbed share price (the closing price of the Company’s ADSs on August 28, 2015), a 12.4% to 40.4% premium to the price offered by Founder Buyer Group and a 6.7% to 33.4% premium to the volume-weighted average closing price of the Company’s ADSs during the last 20 trading days.

2)        Financing — Yunfeng is well prepared to fund the Transaction with 100% of equity capital, from one or more private investment funds currently managed by Yunfeng, as well as one or more special investment funds to be formed for this Transaction. Yunfeng does not rule out the possibility of securing debt financing for purpose of effecting this Transaction but we are confident that external debt financing shall not impact Yunfeng’s ability to complete the Transaction.

3)        Conditions — Yunfeng’s Proposal is subject to following conditions:

a)             The Board of Directors grants Yunfeng the opportunity to conduct appropriate due diligence to its reasonable satisfaction. However, we recognize extensive efforts have been made in diligencing the Company since 2015 and therefore we expect to conduct our due diligence efficiently, with a certain degree of reliance on existing work performed and with a focus on completing our necessary exercises with a bring down due diligence by nature;

b)             Retention of key members of management team to Yunfeng’s reasonable satisfaction; and

c)              Other conditions customary to a transaction of this nature.

4)             No Binding Commitment — This letter constitutes a preliminary indication of our interest, and does not constitute any binding offer, agreement or commitment with respect to a Transaction. Such a commitment will result only from the execution of definitive agreements, and then will be on the terms provided in such documentation.

5)             Confidentiality — We expect the Company to make a public announcement in connection with receiving our Proposal. However, we are sure you will agree with us that it is in all of our interests to ensure that we otherwise proceed in a strictly confidential manner, unless otherwise required by law, until we have executed definitive agreements or terminated our discussions.

Overview of Yunfeng Capital

Established in 2010, Yunfeng Capital is a private equity firm co-founded by Mr. Jack Ma and Mr. David Yu. Yunfeng is the only private equity firm in Greater China that is built upon the collective efforts and network of the most successful entrepreneurs and influential business leaders. Since inception, we have invested in a number of industry leading companies such as Alibaba (NYSE:BABA), Wuxi PharmaTech and BGI Genomics, among others. Currently we manage over US$6 billion private equity funds for global sovereign wealth funds, endowment funds, family offices, and large corporations.

We would like to reiterate our strong interest and our belief that we will be an ideal partner in supporting the Company’s continued growth by leveraging our extensive network and corporate connectivity. We are highly committed to working together with you to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

Yours sincerely

/s/ David Yu
Chairman and Co-founder
Yunfeng Capital

IR Contact:

iKang Healthcare Group, Inc.
Christy Xie
Director of Investor Relations
Tel: +86 10 5320 8599
Email: ir@ikang.com
Website: www.ikanggroup.com

FleishmanHillard
Ruby Yim
Email: ikang.ir@fleishman.com